Shane.Tintle Shane.tintle@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

June 3, 2024
Re:	SouthState Corporation Forms 8-K and 8-K/A Filed February 9, 2024 and March 29, 2024 File No. 001-12669

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549
Attn: Susan Block

        Suzanne Hayes

Dear Ms. Block and Ms. Hayes:

On behalf of our client, SouthState Corporation (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s current reports on Forms 8-K and 8-K/A, filed on February 9, 2024 and March 29, 2024, respectively, contained in the Staff’s letter dated May 31, 2024 (the “Comment Letter”).

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response.

Form 8-K filed February 9, 2024

Item 1.05. Material Cybersecurity Incidents, page 1

1.	We note the statement that you experienced a cybersecurity incident in your Form 8-K filed on February 9, 2024. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given the statement that the incident had not had a material impact on your operations, and you had not determined it was reasonably likely to materially impact your financial condition or results of operations.

Response: The Company respectfully acknowledges the Staff’s comment and notes that as of February 9, 2024, the date of the original Form 8-K, the Company’s investigation into the facts, circumstances and the impact of the cybersecurity incident remained ongoing. As a result, the Company was balancing the need for prompt disclosure for the benefit of investors and the Company’s other stakeholders against the dynamic and ongoing fact-finding process, and ultimately elected to file the Form 8-K under Item 1.05 out of an abundance of caution given the Company was unable at the time to assess materiality conclusively. Subsequent to the Company’s original Form 8-K filed on February 9, 2024 and the Company’s amended Form 8-K filed on March 29, 2024, the Commission released the statement of the director of the Division of Corporation Finance dated May 21, 2024 containing guidance for public companies regarding the disclosure of material cybersecurity incidents under Item 1.05 of Form 8-K. The Company is aware of the Commission’s recent guidance and, accordingly, respectfully notes to the Staff that future voluntary filings related to a cybersecurity event, if any, will be filed under Item 8.01.

U.S. Securities and Exchange Commission	2	June 3, 2024

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Please do not hesitate to contact me at 212-450-4526 or shane.tintle@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Shane Tintle

Shane Tintle

cc:	Beth DeSimone, Chief Risk Officer & General Counsel

SouthState Corporation